February 26, 2025

W. Michael Madden
Chief Financial Officer
Kirkland's, Inc.
5310 Maryland Way
Brentwood, Tennessee 37027

       Re: Kirkland's, Inc.
           Form 10-K for Fiscal Year Ended February 3, 2024
           Form 10-Q for the Fiscal Period Ended November 2, 2024
           File No. 000-49885
Dear W. Michael Madden:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services